October 15, 2024
Ms. Alison White
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust”) Post-Effective Amendment No. 363 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 Coastal Disciplined Total Return ETF
Dear Ms. White:
This correspondence responds to additional comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Coastal Disciplined Total Return ETF (the “Fund”), a proposed new series of the Trust (to be renamed the Coastal Compass 100 ETF). For your convenience, the comments have been reproduced with responses following each comment. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
1.Comment: In correspondence, confirm that the Fund is not relying on the manager of managers exemptive relief (“MOM Order”) and confirm that the Fund understands that it cannot rely on the MOM Order until it is approved by shareholders and satisfies all other conditions of the MOM Order. Given the Fund’s present inability to rely on the MOM Order, the Staff believes the disclosure in the subsection entitled “Manager of Managers Structure” in the Prospectus is unnecessary.
Response: The Trust confirms that the Fund is not currently relying on the MOM Order. The Trust confirms its understanding that it can only rely on the MOM Order once the MOM Order has been approved by shareholders and the Fund satisfies all other conditions of the MOM Order. Because the Fund may rely on the MOM Order in the future, the Trust believes that the subsection entitled “Manager of Managers Structure” in the Prospectus is useful so that shareholders understand the MOM Order. The Trust has reviewed the disclosure and confirms its accuracy. However, the Trust has revised the disclosure to provide clarity:
The Adviser and the Trust have received an exemptive order (the “Order”) from the SEC that allows the Fund to operate in a “manager of managers” structure whereby the Adviser can appoint and replace unaffiliated sub-advisers, and enter into, amend and terminate sub-advisory agreements with such sub-advisers, each subject to Board approval, but without obtaining prior shareholder approval (“Manager of Managers Structure”). The Fund will, however, inform shareholders of the hiring of any new sub-adviser within 90 days after the hiring, to the extent the Fund is relying on the Order. The Order provides the Fund with greater flexibility and efficiency by preventing the Fund from incurring the expense and delays associated with obtaining shareholder approval of such sub-advisory agreements.
~~The use of the Manager of Managers Structure with respect to the Fund is subject to certain conditions that are set forth in the Order.~~ To the extent the Fund relies on the Order, the Fund’s use of the Manager of Managers Structure is subject to certain conditions that are set forth in the Order. Under the Manager of Managers Structure, the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee sub-advisers and recommend their hiring, termination and replacement. The Adviser will also, subject to the review and approval of the Board; set the Fund’s overall investment strategy; evaluate, select and recommend sub-advisers to manage all or a portion of the Fund’s assets; and implement procedures reasonably designed to ensure that each sub-adviser complies with the Fund’s investment goal, policies and restrictions. Subject to review by the Board, the Adviser will allocate and, when appropriate, reallocate the Fund’s assets among sub-advisers and monitor and evaluate the sub-advisers’ performance.

If you have any questions regarding the above responses, please do not hesitate to contact me at (267) 393-5233 or alyssa@etfarchitect.com.

Sincerely,

/s/ Alyssa Bernard
Alyssa Bernard
Secretary, EA Series Trust
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